Filed pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: TuHURA Biosciences, Inc.
Filer’s Commission File No.: 001-37823

Subject Company: Kineta, Inc.
Commission File No.: 001-37695

TuHURA Biosciences, Inc. Initiates Phase 1b/2a Study of IFx-Hu2.0 as an Adjunctive Therapy to Keytruda® (pembrolizumab) in First Line Treatment for Metastatic Merkel Cell Carcinoma of Unknown Primary Origin (MCCUP)

Phase 1b/2a trial designed to evaluate the safety and feasibility of IFx-Hu2.0 in combination with Keytruda® when administered via Interventional Radiology (IR) in patients with deep- seated tumors without associated cutaneous tumors

TAMPA, Fla., May 5, 2025 - TuHURA Biosciences, Inc. (NASDAQ:HURA) (“TuHURA” or the “Company”), a Phase 3 immune-oncology company developing novel technologies to overcome resistance to cancer immunotherapy, today announced the initiation of its Phase 1b/2a trial of IFx-Hu2.0, TuHURA’s lead innate immune agonist, in patients with MCCUP who would not be eligible for the Company’s planned Phase 3 accelerated approval trial, which is targeted to begin enrollment later in Q2 2025. IFx-Hu2.0 is designed to overcome primary resistance to checkpoint inhibitors (CPIs) like Keytruda® and has demonstrated systemic anti-tumor specific immune responses (abscopal effect) when injected intratumorally into cutaneous, subcutaneous, or accessible nodal lesions in its prior Phase 1 and 1b trials in melanoma and advanced or metastatic Merkel cell carcinoma (MCC).

“Like our planned Phase 3 accelerated approval trial, this Phase 1b/2a trial will also investigate the ability of IFx-Hu2.0 to increase the anti-tumor response rate when used alongside Keytruda® in first line treatment of CPI naïve, metastatic MCC. However, unlike the planned Phase 3 study, these are patients without skin lesions who present with metastatic deep-seated tumors in the liver, lungs or retropertitoneum (abdomen). Up to 30% of patients with MCC present without primary lesions in the skin, so this trial will not only provide safety, feasibility, and efficacy data, but may also expand the potential number of addressable patients who may benefit from IFx-Hu2.0,” said James Bianco, M.D., President and Chief Executive Officer of TuHURA Biosciences.

“If feasibility and safety is demonstrated for IFx-Hu2.0 and Keytruda® when radiologically administered to deep-seated tumors, we plan to extend enrollment to a variety of non-MCC cancers that are known not to respond or respond poorly to CPIs. Since the underlying biology of why tumors don’t respond to CPIs is for the most part the same, then the mechanism of how IFx-Hu2.0 overcomes that resistance to CPIs should be independent of the type of cancer treated. We have previously demonstrated that IFx-Hu2.0 can overcome CPI resistance in melanoma, squamous cell, and Merkel cell carcinoma, three unrelated types of skin cancers. If successful, this trial could expand the potential benefit of IFx-Hu2.0 to a wide variety of cancers,” added Dr. Bianco.

The Phase 1b/2a trial of IFx-Hu2.0 is a multicenter, open-label trial designed to assess the safety and feasibility of IFx-Hu2.0 as adjunctive therapy to pembrolizumab in adult patients with non-cutaneous MCC. The trial is designed to enroll a total of nine non-cutaneous MCC patients with either hepatic, pulmonary, or retroperitoneal lesions, enrolling three patients per lesion type (NCT06940440). Each patient will receive IFx-Hu2.0 (0.1 mg) injected into a single visceral tumor once a week for three weeks. Within 48 hours of the first IFx-Hu2.0 injection, patients will receive pembrolizumab, followed by pembrolizumab every three weeks for six months. The primary endpoint of the study is safety and feasibility of IFx-Hu2.0 adjuvant therapy evaluated 28 days following the last dose of IFx-Hu2.0, or Day 49 from the first IFx-Hu2.0 infusion. The study will also evaluate key secondary endpoints, including efficacy per RECIST 1.1 criteria at three months and six months. Data from the trial is anticipated by the end of Q4 2025 or early Q1 2026.

TuHURA is also preparing to initiate a single, randomized, placebo-controlled Phase 3 accelerated approval trial of IFx-2.0 administered as an adjunctive therapy to Keytruda® (pembrolizumab) versus Keytruda® plus placebo in first-line treatment for checkpoint inhibitor-naïve patients with advanced or metastatic MCC (NCT06947928). The primary endpoint in the Phase 3 trial will be overall response rate (ORR) at approximately 24 weeks, with a secondary endpoint of progression free survival (PFS) per RECIST 1.1 criteria. The Company has reached agreement with U.S. Food and Drug Administration (FDA) on requirements for lifting a partial clinical hold on this trial and believes it will meet the requirements in Q2 2025. TuHURA currently anticipates initiating the Phase 3 registrational trial in Q2 2025.

Based on data generated in TuHURA’s Phase 1b trial of IFx-Hu2.0 in CPI naïve patients with advanced or metastatic MCC who progressed receiving CPI therapy, FDA’s Oncology Center of Excellence (OCE), consistent with the FDA’s Project Front Runner Initiative, asked the Company to consider a first-line randomized placebo controlled trial of Keytruda® plus placebo or IFx-Hu2.0. The FDA also agreed that the trial could be conducted under their accelerated approval pathway with the use of Objective Response Rate (ORR) as the primary endpoint. The FDA also asked the Company to consider incorporating into its accelerated approval trial a key secondary end point of Progression Free Survival (PFS), which, if successfully achieved without a detriment to overall survival at the time of analysis, may result in the Company not being required to conduct a post approval confirmatory trial, and this single trial could potentially fulfill requirement for regular approval. The Company and the FDA have entered into a Special Protocol Assessment Agreement for the planned Phase 3 trial.

About TuHURA Biosciences, Inc.

TuHURA Biosciences, Inc. (Nasdaq: HURA) is a Phase 3 immuno-oncology company developing novel technologies to overcome primary and acquired resistance to cancer immunotherapy, two of the most common reasons cancer immunotherapies fail to work or stop working in the majority of patients with cancer.

TuHURA’s lead innate immune agonist, IFx-2.0, is designed to overcome primary resistance to checkpoint inhibitors. TuHURA is preparing to initiate a single randomized placebo-controlled Phase 3 registration trial of IFx-2.0 administered as an adjunctive therapy to Keytruda® (pembrolizumab) compared to Keytruda® plus placebo in first line treatment for advanced or metastatic Merkel Cell Carcinoma.

In addition to its innate immune agonist product candidates, TuHURA is leveraging its Delta Opioid Receptor technology to develop first-in-class, bi-specific antibody drug conjugates and antibody peptide conjugates targeting Myeloid Derived Suppressor Cells to inhibit their immune-suppressing effects on the tumor microenvironment to prevent T cell exhaustion and acquired resistance to checkpoint inhibitors and cellular therapies.

For more information, please visit www.tuhurabio.com and connect with TuHURA on Facebook, X, and LinkedIn.

IMPORTANT ADDITIONAL INFORMATION REGARDING PROPOSED MERGER WITH KINETA, INC.

In connection with the proposed acquisition by merger of Kineta, Inc. (“Kineta”) by TuHURA (the “Merger”), TuHURA filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, dated February 7, 2025 (the “Registration Statement”), which contains a preliminary joint proxy statement of Kineta and TuHURA and a preliminary prospectus of TuHURA (the “Joint Proxy Statement/Prospectus”), and TuHURA and Kineta may file with the SEC other relevant documents regarding the Merger. Investors and securityholders of TuHURA and Kineta are urged to read the Joint Proxy Statement/Prospectus and such other materials carefully when they become available because they will contain important information about TuHURA, Kineta, and the proposed Merger. This press release is not a substitute for the definitive Joint Proxy Statement/Prospectus, when it becomes available, or any other documents that TuHURA may file with the SEC or send to securityholders in connection with the proposed Merger.

A definitive copy of the Joint Proxy Statement/Prospectus will be mailed to Kineta and TuHURA stockholders when that document is final. Investors and stockholders will be able to obtain free copies of the documents filed or that will be filed with the SEC by TuHURA, when they become available, through the website maintained by the SEC at www.sec.gov. The documents filed by TuHURA with the SEC may also be obtained free of charge at TuHURA’s website at www.tuhurabio.com or upon written request to: TuHURA, 10500 University Drive, Suite 110, Tampa, Florida 33612.

NO OFFER OR SOLICITATION

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Merger and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy the securities of TuHURA or Kineta, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

PARTICIPANTS IN THE SOLICITATION

TuHURA and Kineta and their respective directors and officers and other members of management may, under SEC rules, be deemed to be participants in the solicitation of proxies from stockholders in connection with the Merger and other matters that may be set forth in the Joint Proxy Statement/Prospectus. Information about TuHURA’s directors and executive officers is set forth in TuHURA’s filings with the SEC, including TuHURA’s Form 10-K filed on March 31, 2025. Additional information regarding the direct and indirect interests, by security holdings or otherwise, of those persons and other persons who may be deemed participants in the solicitation of proxies in the Merger may be obtained by reading the Joint Proxy Statement/Prospectus when it becomes available. You may obtain free copies of these documents as described above under “IMPORTANT ADDITIONAL INFORMATION.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act, Section 21E of the Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These Forward-looking statements are based only on our current beliefs, expectations, and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events, and other future conditions. In some cases you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “should,” “would,” “project,” “plan,” “expect,” “goal,” “seek,” “future,” “likely” or the negative or plural of these words or similar expressions. Examples of such forward-looking statements include but are not limited to express or implied statements regarding TuHURA’s expectations, hopes, beliefs, intentions or strategies regarding the future and include, without limitation, statements regarding TuHURA’s IFx-Hu2.0 product candidate and anticipated Phase 3 trial and its recently initiated Phase 1b/2a trial, its potential acquisition by merger of Kineta Inc., and any developments or results in connection therewith and the anticipated regulatory pathway and timing of TuHURA’s development programs, studies and trials. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. You are cautioned that such statements are not guarantees of future performance and that actual results or developments may differ materially from those set forth in these forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are described in detail in our registration statements, reports and other filings with the SEC, which are available on the combined company’s website, and at www.sec.gov.

The forward-looking statements and other information contained in this press release are made as of the date hereof, and TuHURA does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws. Nothing herein shall constitute an offer to sell or the solicitation of an offer to buy any securities.

Investor Contact:

Monique Kosse

Gilmartin Group

Monique@GilmartinIR.com